SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MGP INGREDIENTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55303J 106

(CUSIP Number)

John A. Granda

Stinson Morrison Hecker LLP

1201 Walnut St., Suite 2900

Kansas City, Missouri 64106

(816) 842-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59832G 104

1	Name of Reporting Person Karen Seaberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,781,060

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 2,781,060

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) IN

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,851,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

CUSIP No. 59832G 104

1	Name of Reporting Person Cray Family Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) OO

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,815,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

CUSIP No. 59832G 104

1	Name of Reporting Person Cray MGP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) PN

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,851,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

CUSIP No. 59832G 104

1	Name of Reporting Person Laidacker M. Seaberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) IN

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,851,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

CUSIP No. 59832G 104

1	Name of Reporting Person Cloud L. Cray, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 810,005

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 810,005

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) IN

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,851,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

CUSIP No. 59832G 104

1	Name of Reporting Person Thomas M. Cray

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,500

	8	Shared Voting Power 4,988,601 (1)

	9	Sole Dispositive Power 48,500

	10	Shared Dispositive Power 4,988,601 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,601 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.94% (2)

14	Type of Reporting Person (See Instructions) IN

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.

(2)                                 Based upon 17,851,535 shares outstanding as of October 31, 2013 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013).

SCHEDULE 13D

for Cray Family Management LLC, Cray MGP Holdings LP,

Karen Seaberg, Laidacker M. Seaberg, Cloud L. Cray, Jr. and Thomas M. Cray

Explanatory Note:  This Amendment No. 4 further amends the Schedule 13D/A filed by Karen Seaberg, Cray Family Management, LLC, Cray MGP Holdings LP, Laidacker M. Seaberg, Thomas M. Cray and Cloud L. Cray, Jr., filed on October 18, 2013.  This Amendment includes Thomas M. Cray and amends and restates Items 4, 5 and 6. Each of the reporting persons is a member of a group that has agreed to vote their shares of the Company’s Common Stock and Preferred Stock as described in Item 4 below.

Item 1. Security and Issuer.

This statement, which is a joint filing made on behalf of each of the above named persons pursuant to Rule 13d-1(k),  relates to shares of the No Par Value Common Stock (“Common Stock”) of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2. Identity and Background.

Karen Seaberg

(a)                                 Address:

20073 266th Road

Atchison, Kansas 66002

(b)                                 Present principal occupation or employment:

Member of the Board of the Company.  The Company is a fully integrated producer of certain ingredients and distillery products.

Managing Member of Cray Family Management LLC

20073 266th Road

Atchison, Kansas 66002

Travel Agent

Travel Center of Atchison

725 Commercial

Atchison, Kansas 66002

(c)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)                                 Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(e)                                  Citizenship:

U.S.A.

Cray Family Management LLC

(a)                                 State of Organization:

Kansas

(b)                                 Principal Business:

General Partner of Cray MGP Holdings LP

(c)                                  Business Address and Address of Principal Office:

20073 266th Road

Atchison, Kansas 66002

(d)                                 Criminal Convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                                  Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Cray MGP Holding LP

(a)                                 State of Organization:

Kansas

(b)                                 Principal Business

Investments

(c)                                  Business Address and Address of Principal Office

20073 266th Road

Atchison, Kansas 66002

(d)                                 Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                                  Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Laidacker M. Seaberg

(a)                                 Address:

20073 266th Road

Atchison, Kansas 66002

(b)                                 Present principal occupation or employment:

Retired

(c)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)                                 Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(e)                                  Citizenship:

U.S.A.

Cloud L. Cray, Jr.

(a)                                 Name of person filing:

Cloud L. Cray, Jr.

(b)                                 Business address:

MGP Ingredients, Inc.

Cray Business Plaza

100 Commercial Street

PO BOX 130

Atchison, Kansas 66002

(c)                                  Present principal occupation or employment:

Member of the Board of the Company. The Company is a fully integrated producer of certain ingredients and distillery products.

(d)                                 Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                                  Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)                                   Citizenship: U.S.A.

Thomas M. Cray

(a)                                 Address:

6621 Belinder

Mission Hills, KS 66208

(b)                                 Present principal occupation or employment:

President and owner of No Spill Inc., CMP, Inc.

9808 Pflumm Road

Lenexa, KS 66208

(c)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)                                 Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(e)                                  Citizenship:

U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

This report relates to, among other things, the formation of Cray Family Management LLC (“Management”) and Cray MGP Holdings LP (the “Partnership”) and the contribution of Common Stock to the Partnership.

Management was formed on September 25, 2012 and Partnership was formed on October 1, 2012 for estate planning purposes.  Karen Seaberg is the sole manager of Management, and Karen Seaberg and her sisters, Cathy Scroggs and Susan Robbins, are the members of Management.  Management is the general partner of Partnership.  The limited partners of the Partnership and their respective percentage interests in the Partnership as of May 9, 2013 are Cloud L. Cray, Jr. (34%) and the Cloud L. Cray, Jr. Gift Trust (the “Gift Trust”) (65%).

On December 16, 2012, Cloud L. Cray Jr. contributed 2,555,967 shares of Common Stock to the Partnership.  On December 12, 2012, Karen Seaberg and Susan Robbins contributed 9,000 and 3,010 shares of Common Stock to Management, respectively. Susan Robbins contributed an additional 5,090 shares on December 21, 2012.  Cathy Scroggs contributed cash to Management. Management used these contributions to acquire a 1% interest in Partnership on December 30, 2012.

In connection with his contribution, Mr. Cray received a 99% interest in the Partnership.  On December 26, 2012, Mr. Cray donated a 65% limited partnership interest in the Partnership to the Gift Trust.  Under the terms of the Gift Trust, Mr. Cray may reacquire all or any part of this contribution by substituting property of equivalent value.

Karen Seaberg is trustee of the Gift Trust, whose beneficiaries are the descendants of Cloud L. Cray living from time to time.

The reporting persons have had growing concern with the lack of profitable growth, deterioration in the corporate culture, efforts to sell certain parts of the Company’s business, efforts to amend the bylaws that would limit accountability to shareholders and increase the power of the Chief Executive Officer (“CEO”), and the level of compensation paid to the Chairman of the board of directors and the CEO of the Company.  Events transpiring since the original filing of this Schedule 13D have served as a catalyst to cause the reporting persons to become proactive in seeking to (i) change the composition of the board of directors and management, and (ii) influence the board of directors and officers to improve business and financial performance, ensure accountability to shareholders and restore a corporate culture that is positive, is empowering and reinforces the Company’s goals.  In particular, the reporting persons are seeking (i) the approval by stockholders of an amendment to the Company’s bylaws to provide for the right of stockholders holding 10% or more of either of the Company’s Common Stock or Preferred Stock to call a special meeting, (ii) the approval by the board of directors of an amendment of the Company’s articles of incorporation to de-stagger the board of directors and provide for the annual election of all directors and to permit the immediate removal, with or without cause, of any director, (iii) immediately following the adoption of the amendment to de-stagger the Company’s board of directors and permit the immediate removal of any director, (iv) the approval by stockholders of an amendment to the Company’s bylaws to provide for confidential voting at stockholder meetings; (v) the approval by stockholders of an amendment to the Company’s bylaws to require that any vacancies on the Company’s board of directors be filled only by stockholders and not by the board; and (vi) the repeal of any provision of or amendments to the Company’s bylaws adopted by the board of directors without the approval of stockholders after April 3, 2013 and before the date of the 2013 Annual Meeting of Stockholders (the “Annual Meeting”).

On May 22, 2013 the reporting persons revoked proxies they had previously given in favor of the matters to be voted at the Annual Meeting originally scheduled to be held on May 23, 2013.  As a result, there was not a quorum and therefore no business could be conducted at that meeting and it had to be adjourned to a later date.

When the Annual Meeting reconvenes, as described below, the reporting persons currently intend to vote their shares of Preferred Stock, which are described in Item 6, in favor of Cloud L. Cray, Jr. and M. Jeannine Strandjord.  The reporting persons also currently intend to vote their shares of Common Stock in favor of John P. Bridendall and will not vote in favor of John Speirs who is the Group A nominee nominated by the Company’s board of directors.

On September 26, 2013, a majority of the Trustees of the Cray Family Trust took action to terminate the Cray Family Trust and to distribute its assets upon termination to the three beneficial owners, The Foundation of the Atchison Family of YMCA (the “YMCA”), the University of Kansas Endowment Association (“KU”) and Cloud L. Cray, Jr. In connection with the termination of the Cray Family Trust, on September 23, 2013, Karen Seaberg entered into an option to purchase the Voting Trust Certificates distributed to the YMCA and exercised the option on October 16, 2013.

On October 17, 2013, the Trustees of the MGP Ingredients, Inc. Voting Trust (the “Voting Trust”) (Karen Seaberg, Cloud L. Cray, Jr. and Thomas M. Cray) took action to terminate the Voting Trust and distribute the 333 shares of the Company’s Preferred Stock formerly held by it to holders of the Voting Trust Certificates. Thomas M. Cray is seeking to obtain an option to purchase KU’s 111 shares of the Company’s Preferred Stock.

On December 3, 2013, Cloud “Bud” Cray, Jr., Karen Seaberg and Thomas M. Cray (collectively, the “Cray Group”) entered a Settlement Agreement and Mutual Release (the “Settlement Agreement” and a copy of which is filed herewith as Exhibit 99.12 and incorporated herein by reference) with the Company and with Michael Braude, Linda Miller, Gary Gradinger, Daryl Schaller, John Speirs, and John Byom, each as independent members of the Company’s Board of Directors (the “Board”) and Tim Newkirk, who was then serving as the Company’s Chief Executive Officer and a member of the Board.  The Settlement Agreement resolved certain issues surrounding the proxy contest launched by the Cray Group in connection with the Annual Meeting and various lawsuits involving the Company, the Cray Group and Mr. Newkirk.

Pursuant to the Settlement Agreement, the Cray Group will continue to hold proxies for the election of directors, governance proposals and the say-on-pay advisory vote reflected in its proxy statement and proxy card.  The Company and the Cray Group have agreed not to engage, directly or indirectly, in further solicitation efforts in connection with the Annual Meeting, except to the extent required by law, and not to propose or present any additional proposals at the Annual Meeting.  The agenda and rules for the Annual Meeting will be mutually agreed upon by the Company and the Cray Group.

In connection with the Settlement Agreement, Tim Newkirk was terminated without cause as the Company’s Chief Executive Officer effective December 3, 2013.  Effective December 3, 2013, Mr. Newkirk resigned from the Company’s Board and subsidiary boards as contemplated by the Settlement Agreement.  As described in the Settlement Agreement, on December 3, 2013, the parties to the Settlement Agreement entered into a Voting Agreement (the “Voting Agreement” a copy of which is filed herewith as Exhibit 99.13 and incorporated herein by reference) with respect to shares of the Company’s preferred stock beneficially owned by the Cray Group.  Pursuant to the Voting Agreement and subject to the terms and conditions therein, the Board seat vacancy resulting from Mr. Newkirk’s resignation will be filled by the new CEO to be hired in the CEO search.  Mr. Newkirk will, pursuant to the terms of the Company’s First Amended and Restated MGP Ingredients, Inc. Short-Term Incentive Plan (the “MEP Plan”) and his Employment Agreement with the Company, be paid the sum of $655,218 plus an amount to satisfy the COBRA subsidy obligation and a pro rata payment under the MEP Plan, in each case pursuant to the terms of a release of the Company.  Separately, members of the Cray Group and Mr. Newkirk have entered into agreements for the purchase of Mr. Newkirk’s house and the termination, with prejudice, of litigation involving Mr. Newkirk and the Cray Group; the Company is not a party to these arrangements.  Immediately following the Annual Meeting, the Board will elect Don Tracy, the Company’s Vice President and Chief Financial Officer, and Randy Schrick, the Company’s Vice President of Engineering, to serve as Interim Co-CEOs until a new permanent CEO is hired.

Assuming that the Cray Group’s precatory proposal to be presented at the Annual Meeting calling for the Board to destagger is successful, the Board has agreed, in the Voting Agreement and on the terms and subject to the conditions therein, to vote in favor of an amendment to the Company’s articles of incorporation to destagger the Board and has agreed to submit such amendment to shareholders for approval at the 2014 Annual Meeting of Stockholders of the Company.

The Settlement Agreement includes certain changes to the composition of Board Committees. Assuming her election at the 2013 Annual Meeting, Ms. Jeannine Strandjord, a Cray Group’s director-nominee, will be elected by the Board to be the Chair of the Audit Committee at the first meeting of the Board following the Annual Meeting.  Assuming his election at the Annual Meeting, Mr. John P. Bridendall, a Cray Group’s director-nominee, will be elected by the Board to be a member of the Audit Committee.  Following the Annual Meeting and assuming the elections of Ms. Strandjord and Mr. Bridendall and the re-election of Mr. Bud Cray, Mr. Bud Cray, Ms. Strandjord, and Mr. Bridendall will be elected to be members of the Nominating and Governance Committee.  Following the Annual Meeting and assuming their election, Ms. Strandjord and Mr. Bridendall will become members of the Human Resources and Compensation Committee.

Pursuant to the Settlement Agreement, the Company will not sell any of its assets, will not make any acquisitions of other companies or assets and will not enter into any joint venture relationships of a material nature or outside of the ordinary course of business in the next 12 months without the approval of at least six members of the Board.

The Company also agreed to reimburse, within ten business days of presentment, the members of the Cray Group for all reasonable legal fees and out-of-pocket costs and expenses up to an aggregate maximum cap of $1,775,000, incurred in connection with the matters related to the Annual Meeting.

Except as described in this Item 4, the reporting persons presently have no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

The undersigned Laidacker Seaberg may sell a portion of his holdings in the Company’s common stock over the course of the next year, depending on market prices, for personal financial management purposes.  Such sales may be made pursuant to a 10b5-1 trading plan.

Item 5. Interest and Securities of the Issuer.

(a)-(b)  The number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, based on 17,851,535 shares outstanding as of October 31, 2013, are as follows:

Cray Family Management LLC

(i)                                     Number Beneficially Owned: 4,988,601

Percent of Class: 27.94%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 4,988,601

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 4,988,601

2,573,967 shares shown above are owned of record by the Partnership.

Management is the general partner of the Partnership. Karen Seaberg is the managing member of Management and in such capacity has sole power to vote and dispose of the shares owned by the Partnership.

Cray MGP Holding LP

(i)                                     Number Beneficially Owned: 4,988,601

Percent of Class: 27.94%%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote: 0

(B)                               Shared power to vote or direct the vote: 4,988,601

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 4,988,601

Management is the general partner of the Partnership. Karen Seaberg is the managing member of Management and in such capacity has sole power to vote and dispose of the shares owned by the Partnership.

Karen Seaberg

(i)                                     Number Beneficially Owned: 4,988,601

Percent of Class: 27.94%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  2,781,060

(B)                               Shared power to vote or direct the vote: 4,988,601

(C)                               Sole power to dispose or direct the disposition of:  2,781,060

(D)                               Shared power to dispose or direct the disposition of: 4,988,601

The amounts reported in (A) and (C) include 2,573,967 shares owned of record by the Partnership. As manager of Management, Partnership’s general partner,  Karen Seaberg has sole voting and investment power over shares owned by Partnership.  The shares shown as beneficially owned by Karen Seaberg in (B) and (D) consist of shares owned of record by her spouse, Laidacker M. Seaberg, from whom she holds a durable power of attorney.

Laidacker M. Seaberg

(i)                                     Number Beneficially Owned: 4,988,601

Percent of Class: 27.94%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 4,988,601

(C)                               Sole power to dispose or direct the disposition of:  0

(D)                               Shared power to dispose or direct the disposition of: 4,988,601

Cloud L. Cray, Jr.

(i)                                     Number Beneficially Owned:  4,988,601

Percent of Class: 27.94%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)          Sole voting power to vote or direct the vote  810,005

(B)          Shared power to vote or direct the vote: 4,988,601

(C)          Sole power to dispose or direct the disposition of: 810,005

(D)          Shared power to dispose or direct the disposition of: 4,988,601

The amounts reported in (ii)(A) and (C) include 6,000 shares subject to presently exercisable stock options.

Thomas M. Cray

(i)                                     Number Beneficially Owned: 4,988,601

Percent of Class: 27.94%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  48,500

(B)                               Shared power to vote or direct the vote: 4,988,601

(C)                               Sole power to dispose or direct the disposition of:  48,500

(D)                               Shared power to dispose or direct the disposition of: 4,988,601

(c)                                  During the last 60 days, none of the undersigned has effected any transactions in shares of Common Stock of the Company.

(d)-(e)               Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Karen Seaberg and Laidacker M. Seaberg are husband and wife.  Cloud L. Cray, Jr. is Karen Seaberg’s father. Karen Seaberg is the sole manager of Management and, as such, has sole power to vote and dispose of the shares held by the Partnership. Thomas M. Cray is Karen Seaberg’s cousin and the nephew of Cloud L. Cray, Jr.

The terms of the limited partnership agreement of the Partnership give Karen Seaberg the unfettered right and authority to dispose of Common Stock held by the Partnership for so long as she is the sole manager of Management.  If either of her sisters should become manager of Management, they may only sell Common Stock to lineal descendants of Cloud L. Cray, Jr. or trusts for the benefit of a descendant or descendants or an entity over which one or more lineal descendants possesses voting control.  Should any other person become manager of Management or should the Partnership have more than one general partner, the terms of the partnership agreement require the general partner to offer the Common Stock held by the Partnership to the persons described in the preceding sentence before disposing of it to third parties.  Distributions by the Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Partnership may be dissolved with the consent of the general partner and holders of 80% of the limited partnership interests.  Upon dissolution, distribution of Partnership assets would be determined by the general partner or other person designated by law.

Karen Seaberg has a durable power of attorney from Laidacker M. Seaberg empowering her to vote shares owned by him.

Following the termination of the Family Trust and the Voting Trust, the 333 shares of the Company’s Preferred Stock, formerly held in Voting Trust Certificates and distributed to the YMCA, KU and Karen Seaberg, were distributed KU and Karen Seaberg (pursuant to her exercise of the option for YMCA’s 111 shares on October 16, 2013 and the exercise by Cloud L. Cray, Jr. of a general power of appointment). KU now holds 111 shares. Thomas M. Cray is seeking an option to purchase all 111 shares of KU’s Preferred Stock. Karen Seaberg now holds 222 shares of the Company’s Preferred Stock. Laidacker M. Seaberg directly owns 71 shares of the Company’s Preferred Stock.

The 293 shares currently beneficially owned by the reporting persons represent approximately 67% of the outstanding Preferred Stock.

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of

Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The reporting persons have also agreed to certain conditions regarding the shares of stock of the Company beneficially owned by them under the Settlement Agreement and the Voting Agreement, as more fully described in Item 4 hereof and in the Company’s Form 8-K filed on December 3, 2013.

Item 7. Material to be Filed as Exhibits.

99.1                        Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D of Laidacker Seaberg dated November 17, 1994).

99.2                        First Amendment to Cray Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005) (File No. 000-17196).

99.3                        Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005) (File No. 000-17196).

99.4                        First Amendment to Voting Trust. (incorporated by reference to Exhibit 9.4 of MGP Ingredients, Inc.’s Form 10-K for the fiscal year ended June 30, 2010 (File No. 000-17196)).

99.5                        Cray Family Management LLC Operating Agreement dated September 25, 2012. (incorporated by reference to Exhibit 99.5 to Schedule 13D of Karen Seaberg dated May 9, 2013)

99.6                        Limited Partnership Agreement of Cray MGP Holdings LP dated October 1, 2012, as amended May 8, 2013. (incorporated by reference to Exhibit 99.6 to Schedule 13D of Karen Seaberg dated May 9, 2013)

99.7                        Durable Power of Attorney dated May 14, 1992. (incorporated by reference to Exhibit 99.7 to Schedule 13D of Karen Seaberg dated May 9, 2013)

99.8                        Second Amendment to Voting Trust dated June 27, 2013 (incorporated by reference to Exhibit 99.8 to Schedule 13D/A of the reporting persons dated July 3, 2013)

99.9                        Option Agreement dated September 23, 2013 between The Foundation of Atchison Family of YMCA and Karen L. Seaberg (incorporated by reference to Exhibit 99.9 to Schedule 13D/A of the reporting persons dated October 7, 2013)

99.10                 Joint Filing Agreement (incorporated by reference to Exhibit 99.8 to Schedule 13D of the reporting persons dated May 24, 2013)

99.11                 Joinder to Joint Filing Agreement (incorporated by reference to Exhibit 99.11 to Schedule 13D/A of the reporting persons dated October 7, 2013)

*99.12          Settlement Agreement and Mutual Release between MGP Ingredients, Inc., Karen Seaberg, Cloud L. Cray, Jr., Thomas M. Cray and all other members of the MGP Ingredients, Inc. Board of Directors, dated December 3, 2013

*99.13          Voting Agreement between MPG Ingredients, Inc., Karen Seaberg, Cloud L. Cray, Jr., Thomas M. Cray and certain directors of MGP Ingredients, Inc., dated December 3, 2013

*  Filed herewith

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cray Family Management LLC

	By	/s/ Karen Seaberg
Karen Seaberg
Manager

Cray MGP Holdings LP

	By:	Cray Family Management LLC,
its General Partner

	By	/s/ Karen Seaberg
Karen Seaberg
Manager

/s/ Karen Seaberg
Karen Seaberg

/s/ Laidacker M. Seaberg
Laidacker M. Seaberg

/s/ Cloud L. Cray, Jr.
Cloud L. Cray, Jr.

/s/ Thomas M. Cray
Thomas M. Cray

Date: December 12, 2013